Offering Memorandum: Offering Document (Exhibit A to Form C/A)

Bella Rio Consulting, Inc.

400 Riverside Rd

Belvidere, IL 61008

www.rocknvodkas.com

Up to $2,164,676 in Preferred Series B Shares, Target Amount: $10,002.24, including the Investor Processing Fee

COMPANY, ("Bella Rio", the "Company," "we," "us", "Issuer" or "our"), is offering up to $2,164,676 worth of Series B Non-Voting Preferred Stock of the Company (the "Securities" or "Shares") at a price of $4.00 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,002.24 (the "Target Amount") (collectively, the "Offering"), including the Investor Processing Fee equal to 3.5% of the investment amount (See description below). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by August 22, 2026 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 22, 2026. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The Company is filing this Form C/A to update the perks offered to investors.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bella Rio Consulting, Inc.

Address: 400 Riverside Rd, Belvidere, IL 61008 State of Incorporation: IL

Date Incorporated: June 29, 2015

Terms:

Equity in the form of Preferred Shares

Target Amount: $10,002.24 or 2,416 shares of Preferred Series B Shares, including the Investor Processing Fee Offering

Maximum: 2,164,673.52.* or 522,868 shares of Preferred Series B Shares, including the Investor Processing Fee Security, equaling $2,091,472 and investor processing fees equaling $73,201.52.

Investments will be accepted in excess of the target offering amount at the Company's discretion.

Offered: Preferred Series B Shares

Purchase Price of Security Offered: $4.00

Minimum Investment Amount (per investor): $100.00◊

*Maximum Number of shares offered subject to adjustment for bonus shares. See Bonus info below.
◊   Not inclusive of the Investor Processing Fee.

The Offering is being made through DealMaker Securities LLC (the "Intermediary") (CRD 315324, SEC 00870756, CIK 0001872856). If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. You may cancel an investment commitment until up to 48 hours prior to Target Date or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

The Intermediary charges an advance setup fee of $5,000, a cash commission of eight and one half percent (8.5%). A monthly fee of $2,000 is charged by an affiliate of the intermediary for account management services

Investor Processing Fee

Investors will be required to pay an Investor Processing Fee of three and one half percent (3.5%) to the Company at the time of the subscription to help offset transaction costs, which will impact the total of any transaction. The Investor Processing Fee is considered part of the gross proceeds raised in this Offering, which could be up to $99,867,88, and will be aggregated to calculate the Target Amount and Maximum Offering Amount. The Broker will receive a cash commission on this fee.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1.   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2.   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

3.   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4.   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5.   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6.   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bella Rio Consulting, Inc. currently has 6 employees.

Investment Incentives and Bonuses◊

Time-Based◊ Perks:

3 Days Early Bird
Invest within the first 72 hours and receive an additional 20% bonus shares
One Week Early Bird

Invest within the first week and receive an additional 15% bonus shares

Two Week Early Bird

Invest within the first two weeks and receive an additional 10% bonus shares

One Month Early Bird

Invest within the first month and receive an additional 8% bonus shares

◊ Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") at the end of the described period (03:59 am Coordinated Universal Time ("UTC") the following day). Since these periods described overlap, they will all begin on the Launch Date and end 72 hours, seven days, fourteen days, and one month after the Launch Date, depending on the category: 3 Days Early Bird, One Week Early Bird, Two Week Early Bird, and One Month Early Bird respectively.

Loyalty Bonus

Investors and individuals who have previously invested in the company will receive 10% bonus shares when investing through the current offering.

* All bonus shares and perks will be the same class with the same terms as being offered, whether the amount-based perk is for one investment or several over the offering period.

Volume-Based Perks:

$200+ | Tier 1

Invest $200+ and receive a ROCK'N Accessory Pack (ROCK'N Vodka Pin, Patch, and Sticker)

$350+ | Tier 2

Invest $350+ and receive an investor-exclusive ROCK'N Gold T-Shirt; + previous Tier items

$500+ | Tier 3

Invest $500+ and receive a ROCK'N Gold Recipe Book; + an investor-exclusive ROCK'N Gold Hat; + previous Tier items

$1,000+ | Tier 4

Invest $1,000+ and receive a Rick Nielsen signed bottle of ROCK'N Vodka; + an investor-exclusive ROCK'N Gold Tumbler Mug; + previous Tier items

$2,500+ | Tier 5

Invest $2,500+ and receive a Collector's large Gold Guitar Pick; + previous Tier items

$5,000+ | Tier 6

Invest $5,000+ and receive 5% bonus shares; + an investor-exclusive ROCK'N Gold Drink Set, includes "Angel's Share" Bourbon*; + a ROCK'N Gold Flask; + previous Tier items

$10,000+ | Tier 7

Invest $10,000+ and receive 10% bonus shares; + "Angel's Share" and ROCK'N Red Bundle*; + previous Tier items

$25,000+ | Tier 8

Invest $25,000+ and receive 15% bonus shares; + a Custom Barrel of Bourbon (From Our "Barrel of Time" Program with Kennay Farms Distilling)*; + previous Tier items

*Shipping not included. This will be a new barrel per the program. Barrel cannot be shipped to investor until spirit is emptied and bottled as the barrel must stay in a bonded warehouse per TTB regulations.

Volume-Based Perks do not stack with time-based perks in this round. If someone invests and is eligible for both a time-based and volume-based perk, they will receive the greater of the two bonuses. The repeat investor perk does stack with both time-based and volume-based perks. This makes 30% the highest available bonus % for an investor, which could be earned if an existing investor in the round invests $25,000 or more as their second investment.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses. If a company offers an "audience-based": bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or testing-the-waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

Mid-Campaign Time Based Perks - Thanksgiving Bonuses

All investors who complete their investment between November 21st at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and December 1st at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an additional 10% bonus shares.

All investors who come in the Tier 5 or higher level, $2,500+, between November 21st at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and December 1st at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day), will earn a Rick Nielsen signed bottle of Bella Rio Bourbon.

Mid-Campaign Time Based Perks – Christmas Special

All investors who invest $500 or more between December 12th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and December 25th, 2025 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to "Rick's Pick" Dinner & Bottling Party with Rick Nielsen at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. This event will include a complimentary dinner for the investor and a bottle-your-own-bourbon experience. *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of this event is TBD.

All investors who invest $700 or more between December 26th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and January 8th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to an Intimate Dinner with Rick Nielsen, which includes a Live Performance by Miles & Kelly Nielsen. This event will take place at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. These investors will also earn a bottle of Bella Rio Bourbon. This event will include a complimentary dinner for the investor. *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of this event is TBD.

All investors who invest $5,000 or more between December 12th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and January 8th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to both an Intimate Dinner with Rick Nielsen, which includes a Live Performance by Miles & Kelly Nielsen and the "Rick's Pick" Dinner. This event will take place at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. These events will include a complimentary dinner for the investor. Investors will also receive a ROCK'N Red bottle *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of these events are TBD. Only 12 ROCK'N Red bottles remain and will be provided on a first-come, first-serve basis.

All investors who invest $15,000 or more between December 12th, 2025 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and January 8th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day) will earn an invite to both an Intimate Dinner with Rick Nielsen, which includes a Live Performance by Miles & Kelly Nielsen and the "Rick's Pick" Dinner. This event will take place at Kennay Farms Distilling, located at 416 Lincoln Hwy, Rochelle, IL 61068. These events will include a complimentary dinner for the investor. These investors will also be invited to a private Rick Nielsen guitar tour at the Hard Rock Rockford Casino and Investors will also receive a ROCK'N Red bottle. These investors will receive a Personal Barrel of whiskey to age at Kennay Farms Distilling, limited to only 12 barrels. *This perk does not include travel nor accommodation, and guests will be an optional surcharge due to space limitations. The date of these events are TBD. Only 12 ROCK'N Red bottles remain and 12 Personal Barrels are available and will be provided on a first-come, first-serve basis. The Personal Barrel may be aged for as long as Kennay Farms is able to accommodate a space for the barrel, and the whiskey inside of the barrel will be filled into bottles before being provided to the investors. Bottles are only available for pickup, or investors may pay for their own shipping of the product. The Personal Barrel will have a custom engraving of the investor's choice.

Mid-Campaign Time Based Perks – Loyalty Perks

All investors who qualify for the Loyalty Bonus perks described above (i.e. 10% bonus shares in current offering because they were previous investors) will earn an additional 25% bonus shares when they invest $100 or more between February 1, 2026 at 12:01 AM PST (08:01 am Coordinated Universal Time ("UTC") and February 15th, 2026 at 11:59 PM PST (07:59 am Coordinated Universal Time ("UTC" on the next day). The bonus shall only apply to investments made within the allocated time frame as set forth within this paragraph. This bonus will stack with the existing Loyalty Bonus perk for a total of 35% bonus shares to all qualifying investors within the stated period of time for this bonus. This bonus shall also stack with volume-based perks.

Rolling Milestone Bonus Perks

All investors that have completed an investment within the current offering round shall receive bonus shares using the following structure: As the company reaches specific milestones in its total raise in this offering, every $100,000 raised up to $1,000,000 as illustrated below, the total bonus shares applied to a fully closed investor shall increase by 1% (one percent). The bonus shares shall cap at 10% total bonus shares if and when $1,000,000.00 is raised in this offering. These perks shall retroactively apply to all previous investors in the current offering. These bonus shares shall be calculated and issued at the end of the offering. These bonus shares shall stack with Loyalty Bonus perks and Volume Based Perks, with a total potential bonus share percentage of 35%.
$100,000 Raised - 1% Total Bonus Shares
$200,000 Raised - 2% Total Bonus Shares
$300,000 Raised - 3% Total Bonus Shares
$400,000 Raised - 4% Total Bonus Shares
$500,000 Raised - 5% Total Bonus Shares
$600,000 Raised - 6% Total Bonus Shares
$700,000 Raised - 7% Total Bonus Shares
$800,000 Raised - 8% Total Bonus Shares
$900,000 Raised - 9% Total Bonus Shares
$1,000,000 Raised - 10% Total Bonus Shares

*Bonus shares will be calculated and provided after each investment closes. All other perks occur when the offering is completed. DealMaker Securities LLC has not been engaged to assist in the distribution the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

The Company and its Business

Company Overview

BELLA RIO CONSULTING, INC. D.B.A. ROCK'N Vodka owns ROCK'N Vodka, which is both the brand name and the main product. The product is a sugarcane vodka that is distilled and imported to Rush Creek Distilling in Harvard, Illinois. The vodka is then filtered, proofed, bottled, packaged, stored, and shipped at Rush Creek.

ROCK'N Vodka is in a joint venture relationship with Kennay Farms Distilling in Rochelle, Illinois. ROCK'N Vodka helps sell the Kennay Farms Distilling brands, develops and maintains new revenue streams for the distillery, and produces additional brands from the manufacturing facility, including Bella Rio Bourbon, a new, upcoming bourbon brand owned by Bella Rio Consulting, Inc. ROCK'N Vodka and Kennay Farms Distilling split profits from all related revenue streams.

Business Model

ROCK'N Vodka partners with distributors and sells the product to retailers in various markets including multiple states in the United States of America and provinces in Canada. The Company works with various distributors or on its own to sell the product to retailers, bars, and restaurants in each market. Every independent and chain retailer, bar, and restaurant within those markets is the brand's target base. The Company partners with other brands for special promotions, advertising, and product placement.

The Company also markets the product so that it can be sold to end consumers once in retailers, bars, and restaurants. The end consumers targeted are any legally-aged alcohol drinkers and people who are interested in the brand.

The Company also sells the product of ROCK'N Vodka directly to consumers on its websites and social media platforms in partnership with companies that hold a license to ship to individual states. The states available to ship to are dependent on the licenses that partners carry. Merchandise including shirts, tin tackers, and other items are also sold through the website and social media stores.

Corporate Structure

BELLA RIO CONSULTING, INC. D.B.A. ROCK'N Vodka (or the "Company") is an Illinois domestic corporation that was incorporated on June 29, 2015, originally as an S Corporation before converting to a C-Corporation.

Competitors and Industry

The Industry

The vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1).

ROCK'N Vodka is in the alcoholic beverage industry, specifically within the vodka industry. The product, ROCK'N Vodka, is sold to distributor partners who then sell the product to retailers, restaurants, bars, and other accounts. The company also sells the product to shipping partners that sell directly to consumers. The brand, ROCK'N Vodka, continues marketing the product in every market that it is available. ROCK'N Vodka is also celebrity co-owned by American musician and singer-songwriter, Rick Nielsen, who is best known as the lead guitarist, main songwriter, and leader of the Rock n' Roll Hall of Fame band Cheap Trick.

Competitors include other vodkas brands. These include Reigncane, Tito's, Absolut, Ketel One, Smirnoff, Grey Goose, etc. Tito's and Grey Goose are the dominant industry competitors within the vodka portfolio but may be considered indirect competitors of ROCK'N as they are distilled from corn, wheat, or potato rather than sugarcane. Reigncane and other vodkas distilled from sugarcane are the most direct competitors of ROCK'N.

Competitors

ROCK'N Vodka has several major competitors in the vodka market. Some of the top competitors in our industry include Tito's, Smirnoff, New Amsterdam, and Svedka. Tito's is the industry leader and the Company's primary competition in the vodka industry with 10.35 million 9-liter cases sold in 2020. Smirnoff also has a significant market share and sold 9.03 million 9-liter cases in the United States in 2020. (2), (3).

Despite the present competitive landscape, the Company stands out in the vodka industry because it is made from sugarcane only, whereas Tito's, Grey Goose, New Amsterdam, and Svedka are made from either corn or wheat, as most vodkas are.

ROCK'N Vodka is not directly comparable to these competitors as they are several years older than ROCK'N Vodka and are distilled from different ingredients.

Tito's, Grey Goose, and other vodka brands are not similar in size or development as they were established several years prior to ROCK'N and thus have several more years of sales and marketing under the brand. Reigncane is the most similar to ROCK'N as it is also newer to the sugarcane vodka market.

Sources:

(1) https://www.statista.com/forecasts/1139092/global-spirits-market-value

(2) https://www.statista.com/statistics/462751/titos-handmade-vodka-us-sales- volume/

(3) https://www.statista.com/statistics/462650/smirnoff-vodka-us-sales-volume/

Current Stage and Roadmap

Current Stage

Distribution, retail placement, and sales for ROCK'N Vodka are in California, Connecticut, Florida, Georgia, Illinois, Iowa, Michigan, Nevada, North Carolina, Oklahoma, Tennessee, Texas, Utah, Washington, Wisconsin, and Canada as of July 2025.

ROCK'N Vodka is available for purchase and shipping online on the company's websites, social media platforms, and other websites in partnership with shipping companies with licenses to ship alcohol to select states in the United States.

ROCK'N Vodka is available in a 750mL bottle. Advertisements for the product and the brand are shown to consumers throughout the United States. The company's current ground sales team consists of three full-time sales representatives covering all active, distributed markets and brand ambassadors that assist in sales in various markets.

ROCK'N Vodka has the ability to produce and sell 50mL versions of the product.

Various merchandise for ROCK'N Vodka is available and sold directly to consumers on the company's websites and social media platforms.

Roadmap

Plans exist for reintroducing 1mL bottles to the portfolio, which may be specific to extremely large purchase orders or specific markets. This bottle size will be reintroduced when the demand for it is deemed to be worth the investment. There are no plans to create new or alternate liquor products. New merchandise is regularly introduced to the market after development is finished.

Infrastructure is in development by growing the current sales force in all current markets. There are plans to hire full-time, part-time or shared sales representatives in the markets that don't currently have one. Brand ambassadors, which are part-time, commissioned-based, 1099 representatives are regularly orientated, trained, and hired in all active markets. More accounts carrying ROCK'N Vodka lead to greater brand awareness and sales revenue for the brand. A sales team providing support to accounts will lead to more sales and more positive brand recognition.

Andy Roiniotis, Vice President of ROCK'N Vodka, has accepted an offer to become an executive officer in a third-party entity that is interested in acquiring Bella Rio Consulting, Inc. This entity, which has a current OTC listing, plans to acquire ROCK'N Vodka and become the parent company, or holding company, for ROCK'N Vodka.

Inquiries have been received from both consumers and retailers in states such as Pennsylvania, Ohio, and others. These states will be opened for retail distribution when a distributor is partnered with and when product placements are estimated to be profitable. Large marketing plans through social media advertisements and sales developments through a sales force are planned for every current and future market.

The company has renovated a small warehouse, which it uses for current point of sale inventory, and plans to use for additional inventory in the future. Further plans exist to create or rent an additional warehouse to store more inventory, create a studio for film and photography productions, and act as an office space for collaborative use.

The Team

Officers and Directors

Name: Andrew Roiniotis

Andrew Roiniotis's current primary role is with the Issuer. Andrew also owns Bella Rio Marketing Agency and services 10 hours per week in this role. Positions and offices currently held with the issuer:

- **Position:** Vice President, Director, Secretary, Treasurer **Dates of Service:** June, 2015 - Present

Responsibilities: Make day-to-day decisions for the company and interact with

partners on behalf of the company. Andy works 40+ hours per week. Andy currently receives a salary of $50,000 and oversees 4 employees of the company.

Other business experience in the past three years:

- Employer: Downtown Rockford Restaurant Title: Owner

Dates of Service: June, 2012 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: West Lane Restaurant Title: Owner

Dates of Service: October, 2013 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: Northtown Restaurant LLC Title: Owner

Dates of Service: September, 2017 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: TR Restaurant Group Inc Title: Director

Dates of Service: October, 2012 - April 2023
Responsibilities: Run day-to-day operations of the restaurant.

Name: Isabelle Roiniotis

Isabelle Roiniotis's current primary role is with Holy Family Catholic Church. Isabelle Roiniotis currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Director **Dates of Service:** June, 2015 - Present

Responsibilities: Assist in any responsibilities needed. Isabelle does not currently receive a salary or any wages. Isabelle plans on working 30+ hours per week once the position becomes full-time, with an annual salary of $75,000.

Isabelle currently works 10 hours per week for the role.

Other business experience in the past three years:

- Employer: Holy Family Catholic Church Title: Assistant Director of Evangelization Dates of Service: January, 2022 - Present

Responsibilities: Integrate the private school families with the church by planning events throughout the year. Isabelle currently works up to 25 hours per week for this role.

Name: Dionisios Trakas

Dionisios Trakas does not currently have a primary role. Dionisios Trakas currently services 0 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: December, 2019 - Present

Responsibilities: None. Dionisios currently receives an annual salary of $24,000 as a director.

Other business experience in the past three years:

- Employer: Downtown Rockford Restaurant LLC

Title: Owner
Dates of Service: June, 2012 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: West Lane Restaurant Title: Owner

Dates of Service: October, 2013 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: Northtown Restaurant Title: Owner

Dates of Service: September, 2017 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: TR Restaurant Group Inc Title: Owner

Dates of Service: July, 2005 - April 2023

Responsibilities: Run day-to-day business operations. Denny works 40+ hours per week for this role.

Name: Jandell Kurt Manguerra

Jandell Kurt Manguerra's current primary role is with the Issuer. Jandell Kurt also services 10 hours per week with Bella Rio Marketing Agency. Positions and offices currently held with the issuer:

- **Position:** Executive Administrator **Dates of Service:** July, 2021 - Present

Responsibilities: Handles and assists in all aspects of the company. Assists in managing 3 employees of the company. Currently receives an annual salary of $60,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Series B shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you're buying is limited

Any Preferred Series B purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it may not succeed

The Company is offering Preferred Series B in the amount of up to $2,953,235.88 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below our expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Preferred Series B shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease or reduce operations and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new or current products will fail to gain market acceptance for any number of reasons. If the new or current products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers relative to established companies in the same industry, and gross revenue earned only in the low hundred thousands or less in any completed fiscal year since its conception. If you are investing in this company, it's because you think that ROCK'N Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, the Company has turned a profit on its individual products, but there is no assurance that the Company will ever be able to turn a net profit at the end of any future fiscal year.

We Have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business that uses the internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies and individuals that utilize our platforms. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the technologies the Company uses could harm our reputation and materially negatively impact our financial condition and business.

Highly Regulated Industry

The alcoholic beverage industry is subject to extensive regulation at the federal, state, and local levels. Changes to laws or enforcement practices—such as advertising, distribution, labeling, or direct-to-consumer sales—could negatively impact our operations or growth plans. Compliance failures could result in fines, suspension of licenses, or business disruption.

Dependence on Third-Party Distillers and Distributors

ROCK'N Vodka is produced and distributed through third-party partners. Any disruptions in those relationships, production delays, or changes in terms could impact product availability, sales, and brand reputation. We may have limited control over quality, production scheduling, or inventory management.

Competition in the Alcoholic Beverage Sector

The liquor, wine, and spirits industry is extremely competitive, with many well-established global brands and numerous new entrants. Our ability to grow and capture market share is dependent on effective brand marketing, shelf placement, pricing, and consumer loyalty. Competitors may have more resources and established relationships with distributors and retailers.

Fluctuating Consumer Trends

Consumer preferences in alcoholic beverages are constantly evolving. A shift away from vodka or sugarcane-based spirits in favor of alternatives like tequila, RTDs (ready-to-drink), or non-alcoholic beverages could impact our growth. Failure to adapt to market trends may result in reduced demand.

Marketing and Brand Risk

The success of ROCK'N Vodka is highly dependent on branding, influencer partnerships, and public perception. Any negative publicity associated with the brand, company, or individuals affiliated with ROCK'N Vodka (including past or future spokespersons) could harm our reputation and reduce sales.

Supply Chain Vulnerabilities

The production of vodka, including sugarcane sourcing, packaging (glass bottles, labels, corks), and logistics, is subject to global supply chain pressures. Disruptions due to natural disasters, transportation issues, material shortages, or cost increases could negatively affect our margins or ability to fulfill orders.

Dependence on Key Personnel

Our company's future success is heavily reliant on the vision, leadership, and relationships of our executive team. The loss of any key personnel—especially individuals involved in distribution partnerships or brand development—could disrupt operations and strategic growth.

Alcohol Industry Litigation Risk

Companies in the alcohol industry may be subject to lawsuits related to marketing, product claims, or health and safety. Even unfounded claims could be costly and harm our brand. Additionally, liability from improper consumption of our products, although typically limited under state dram shop laws, may pose a reputational risk.

Economic Downturns and Inflation

During economic downturns or periods of inflation, consumers may cut discretionary spending, including premium alcoholic beverages. Increases in the cost of goods (ingredients, packaging, freight) may also compress margins if prices cannot be passed on to the consumer.

Restrictions on Alcohol Advertising

There are strict rules surrounding the advertising of alcoholic products on social media, television, and digital platforms. These restrictions may limit our ability to reach consumers or increase our customer acquisition costs compared to non-regulated products.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. **The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.**

Governing Law

Bella Rio Consulting, Inc. dba ROCK'N Vodka operates in a complex industry, which is subject to various governing bodies, including state, federal, and international laws.

Bella Rio Consulting, Inc. must operate within these governing bodies' rules and regulations. Any changes to the rules and regulations may affect the operations of the business

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Roiniotis	3,000,000	Common Stock	25.0%
Isabelle Roiniotis	3,000,000	Common Stock	25.0%
Dionisios Trakas	6,000,000	Common Stock	50.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Series A, and Preferred Series B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 541,169 of Preferred Series B Shares.

Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

Voting rights: Common Bella Rio shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law. The Common shares will have no par value.

Material Rights

The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series A.

Material Rights

Preferred Series A Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series A shares will have no par value.

The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors. The foregoing language is not intended to alter or change the heirship or beneficiary terms of the Karen R. Nielsen Trust dated February 14, 2012.

All heirs, successors and assigns of Preferred Series A shareholders are subject to the terms and conditions set forth above.

Preferred Series B

The amount of security authorized is 2,000,000 with a total of 1,458,831 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series B Shares.

Material Rights

Preferred Series B Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series B shares will have no par value.

The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

What it means to be a minority holder

As a minority holder of Preferred Series B of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Preferred Series B Shares

Type of security sold: Equity

Final amount sold: $1,048,768.34 Number of Securities Sold: 364,654 Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Regulation CF

Name: Preferred Series B Type of security sold: Equity Final amount sold: $17,964.00

Number of Securities Sold: 8,982 Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $14,676.00

Number of Securities Sold: 3,669

Use of proceeds: Brand growth.

Date: December 31, 2023

Offering exemption relied upon:

Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $991,971.72

Number of Securities Sold: 267,215

Use of proceeds: Brand growth.

Date: April 29, 2024

Offering exemption relied upon: Regulation CF

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $12,684.00

Number of Securities Sold: 3,171

Use of proceeds: Brand growth.

Date: April 30, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $497,797.74

Number of Securities Sold 120,241

Use of proceeds: Brand growth. Date: June 27, 2025

Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023.

Revenue for fiscal year 2024 was $500,966. Revenue for fiscal year 2023 was $244,575.

The increase in revenue in 2024 was the result of the company increasing product sales reorders as well as introducing new revenue streams for the company.

Cost of goods sold in 2024 was $347,872. The cost of goods sold in 2023 was $166,510. Both years' costs of goods sold are associated with distillery expenses. Quantities of liquid spirit, bottles, packaging, bottle neckers, and other inventory items purchased and stored increased, thus causing the per unit cost of an item to decrease. The cost of goods sold increased in 2024 due to increased production.

Gross Profit was $153,094 in 2024. Gross profit was $78,065 in 2023. Profit increased due to a steady influx of sales from new and established markets, as well as the decreased cost of goods sold.

Operating expenses consisted mostly of wages for officers and employees, along with major expenses in advertising and promotions, insurance expenses, merchandise, payroll tax expenses, travel, and professional fees for legal and accounting. Operating expenses grew because various outside services were utilized to assist in company growth, merchandise was purchased to increase brand recognition and consumer loyalty, insurances were maintained or increased to protect the company and its assets, and marketing on social media and other platforms were heavily increased.

Historical results and cash flows:

Advertising, promotions, and professional fees were among the most cash-flow-intensive expenses in the previous two fiscal years outside of wages for officers and employees. Insurance and travel expenses have drastically increased in the most recent fiscal year. All of these expenses will remain major expenses for the company as they allow aggressive brand awareness, merchandise to be sent, promotions to happen across all markets, and the officers and employees to focus on developing the brand daily.

In 2023 and 2024, capital was gained through the sale of company equity. It will continue to be funded through the sales of various products and services, but will also be funded through capital gains by selling more equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2025, the Company has $150,167.90 cash on hand in its accounts. There are cash receivables in excess of $30,000.00 due to the Company. The Company's operations are based on its revenue, cash on hand, and receivables. It does not operate in excess of the total capital resources available, so the Company would be able to operate for several years if there was no more income, and may be able to run perpetually should normal operations and income continue.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to growing our company operations. The additional funds from the crowdfunding campaign would be critical to increasing the budget for marketing, employees, merchandise, supplies, incentives, tastings, and more at a faster rate than previously anticipated and entering new markets ahead of schedule. The ability to purchase supplies and other items in greater bulk would reduce the costs of goods, which would lead to greater savings and profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign, in a maximum raise of $2,164,676, will lead to over 80% of the total available capital. There is more than $150,000 of capital currently available through cash on hand, so the funds from this campaign are not necessary to the viability of the company. The funds gained from the capital raise will continue to be an integral aspect of the growth of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can continue to operate as normal for at least two years, considering the available capital in excess of $150,000 through cash on hand, as well as the cash receivables, experienced growth rate, and average sales. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, insurance, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal of $2,164,676 is achieved, the company will operate at increased levels of operations with the sales and growth rate estimated to substantially increase. The operations can last for several years as the company may become self-sustainable. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses. Anticipated expenses would increase as business operations increase. These expenses increase so that growth may increase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The excess of $150,000 available cash-on-hand in company accounts are available to the company. The Company has contemplated additional capital raises once this campaign has closed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company leased business premises from the CEO's holding company. The terms of the lease call for monthly payments and the Company recognized $3,600 in expenses in 2024.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

ROCK'N Vodka is currently valued at $20,000,000.00 as an internationally sold vodka beverage that continues to develop its distinctive partnerships and marketing. The Company determined its pre-money valuation based on an analysis of multiple factors including but not limited to: sales, labor, workforce, partnerships, joint ventures, intellectual property, and other assets. These factors are summarized below and highlighted by the Company's management and technology, brand recognition, current tangible and intangible assets, and market trends.

1) Skilled Management & Technology Advantages

The founders of ROCK'N Vodka have decades of combined entrepreneurial experience in branding, marketing, and in the hospitality industry, including selling spirits. They have successfully opened, operated, and sold multiple businesses for a profit, and were known as "trendsetters" in the service industry as many new spirit brands often came to them for key product placements. This gave ROCK'N Vodka's founders the knowledge and understanding of the marketing needed to support a spirit brand. Rick Nielsen, co-owner, is a Rock & Roll Hall of Fame celebrity with access to several networking opportunities and millions of fans across the world.

Andy grew up working every role in the hospitality industry through his family restaurants in Waukegan, Illinois. Andy credits his father, Gus, for his strong work ethic as he was taught every responsibility in the business, and now he instills those same lessons into ROCK'N Vodka. He credits his mother, Youla, for his thinking out-of-the-box mentality and not being afraid to take chances. This led Andy to Hollywood, where he created Four Play, a reality show. Swimming with the sharks in Hollywood, Andy learned and credits his business strategies and negotiation skills that are still used today. In 2005, he moved to Rockford, Illinois to start a new restaurant with his partner Denny Trakas. Not settling for the success of one business, Andy and his partners turned one location into a group by launching three more restaurants and other businesses. In 2015, Andy and his wife Isabelle started Bella Rio Consulting, which oversaw branding/consulting and community relations for their enterprises. In over thirteen years, they grew the companies to over 200 employees throughout seven businesses. Andy and his partners wanted to ensure that they always gave back to the community. They have since raised upwards of $500,000 for various charities in the last decade and have invested over $5,000,000 in Illinois by identifying opportunities and activating a blended network to drive success thus resulting in a stronger local economy. Andy became a community leader and sought to share his knowledge with others everywhere, including local municipalities and nonprofit organizations. In 2019, a dream was turned into a reality as Bella Rio became the parent company of ROCK'N Vodka, the now multi-award-winning, sugarcane spirit. Andy's hard work and philanthropy allowed him the opportunity to invest in one of the most iconic brands in the world, Hard Rock Casino. There, Andy kept crossing paths with Rick Nielsen of Cheap Trick and later introduced him to ROCK'N Vodka, where Rick became a partner. "If you're the smartest person in the room, then you're in the wrong room." Andy believes that a person should constantly be educating themselves on the newest information and technologies.

Rick Nielsen's status was achieved through the over 5,000 concerts performed and 20 million albums sold worldwide with Cheap Trick. These networks and fans have proven to be an incredible source of support for the brand. Rick Nielsen's celebrity friend, Grammy award-winning Sammy Hagar, helped launch the brand in California and through e-commerce around the United States by providing a connection to a distributor and e-commerce company. Rick's fans have supported ROCK'N Vodka by sharing the brand through social media and purchasing the product when learning about the connection. Rick is able to reach fans internationally to promote ROCK'N Vodka through his verified social media pages, on radio shows, and media interviews. Other celebrities, both friends and fans of Rick, have helped promote the brand because of his connection to it; examples include Rachael Ray and John Cusimano featuring the product three times on the multi-Emmy-award-winning Rachael Ray Show, Eddie Trunk showcasing ROCK'N Vodka across his social platforms, and celebrity chef Michael Symon showcasing the product on his verified social media. Hard Rock Casinos have purchased the product in large quantities, totaling to thousands of bottles purchased, and have promoted the vodka with menu features and various special events, including Rick Nielsen signings and more. Pallets of ROCK'N Vodka have also been sold to individual retail stores to have Rick Nielsen participate in a ROCK'N bottle signing event at the store. During these bottle signings, hundreds of bottles were sold with hundreds of fans having attended, causing the team to cut off the line due to time restraints.

The connections made from Rick Nielsen's status and network has resulted in the brand gaining significant awareness and partnerships, and his history with Cheap Trick captivates audiences to naturally gravitate towards ROCK'N Vodka. One connection often leads to various promotions and relationships for the brand. Rick introducing ROCK'N Vodka to Michael Politz resulted in the brand being featured on the cover of Food & Beverage Magazine with a dominating article, which has over 14,000,000 monthly readers; this cover feature then led to the brand being promoted on Food & Beverage Magazine's Buyer's Guide. The owner of Food & Beverage Magazine is Michael Politz, a leading expert in the Food and Beverage industry, and he became a partner of ROCK'N Vodka after the brand was put on the magazine's cover. Michael Politz has helped ROCK'N secure authorization in every Spec's warehouse, the number one liquor chain in Texas, and has made connections to stores for further product placement.

Daxx and Miles Nielsen regularly introduce the company to new customers that support the brand, professional seniors that can help expand distribution and sales, and other influencers willing to endorse the brand.

The founders, Rick Nielsen, hired services, and employees have input countless hours into developing the brand. This development has led to ROCK'N Vodka's distribution, sales, and fan base growth. The experience and education of team members allow for any type of marketing, legal work, content creation, sales, consumer and partner relationship development, and more to be accomplished in-house. This accelerates the progress of tasks and projects to completion and saves on dollars spent on outside services. The company has also spent capital and time on education to improve the team's ability to maximize marketing on social media. This education has resulted in improved reach, impressions, CPMs, CTRs, ROAS, and other statistical measurements for the company in marketing with lower costs. A database of various audiences have been captured and saved by the company, allowing these audiences to be targeted and placed in the brand's marketing funnel, and allowing these audiences to be cloned with lookalike audiences to find the best, new potential consumer of ROCK'N Vodka's products, merchandise, and content. The company also has access to Rick Nielsen's verified social media accounts to post and promote the brand organically and to track and utilize the data traffic of these accounts in creating custom and lookalike audiences in marketing.

Bella Rio Consulting, originating as a business consulting firm, has several years of experience of working with third-party individuals and entities. This has allowed Bella Rio, doing business as ROCK'N Vodka, to work with clients for consultation, data management, and advertising/promotions. Bella Rio's current clients include bands, comedians, a construction company, other spirit brands, and more. The company has created and implemented data tracking systems through pixels, created new content, created and managed ads for brand awareness, increasing followers, driving traffic, and selling e-commerce. As the creator, manager, and host of the pixels, Bella Rio has full access to the data being tracked, and has the ability to use the data for its own ad management for brand awareness, increasing followers, driving traffic, and selling e-commerce. The company is also actively continuing its own research and development with the data gathered from ad analytics and audiences captured. The research and development of the ads has resulted in several insights being learned of how to better improve the efficiency and cost-effectiveness of advertisements and promotions; these insights are regularly implemented into new campaigns for both ROCK'N Vodka and clients. Working with these clients has given Bella Rio the history and references to bring in new clients as well.

The development of the company's official website, Wikipedia, social media platforms, and the brand itself have improved the search engine optimization for the brand. This makes ROCK'N Vodka more easily discoverable when not directly searching for the brand, thus generating more impressions for the brand when a consumer searches for vodkas in general or even when searching for competitors; the SEO development helps convert a competitor's consumers to a ROCK'N Vodka consumer. The company's social following has grown by tens of thousands of followers, which has allowed the company to monetize its social media content; this means that revenue can be earned from posting organic content on platforms such as Facebook and Instagram. This large following on social media helps validate the integrity and popularity of the brand, but also provides the company with a database of consumers interested in its content and product. This database can be used in marketing to show advertisements only to consumers already interested in purchasing a specific product, and to find the best, new potential customer for a specific product, thus maximizing the marketing dollars spent and generating a higher return on investment. With data management and artificial intelligence learning, the more information gathered, sales produced, and conversions attributed, the greater the chance the algorithm will have to identify better prospective customers to generate more revenue for the company. This software, the Meta pixel, Twitter Pixel, Google Analytics, and other software requires a great extent of labor and comprehension to facilitate and optimize, which the organization's team is able to achieve on its own. The audiences built from the pixels grant the ability to retarget visitors of the company's websites and individuals that interact with its social media accounts, retarget individuals that have already purchased product or merchandise to prompt them to become repeat customers and create lookalike audiences to target new potential customers that have similar characteristics as existing customers. The system the company has built using Pixel data and audiences, and Google Tag and Analytics, has resulted in the company being able to capture and continuously retarget individuals in its marketing funnel.

The company has sales of tens of thousands of bottles and product placements in over 1650 locations in the United States and Canada, including major retail locations such as Walmart, Costco, Total Wine, and much more. The company has also built a user-friendly system that retailers, bars, and venues can order ROCK'N Vodka directly from the company's website. The orders are automatically sent to distributor partners, and all of the data is tracked and saved for use in digital marketing on social media. The sales have generated hundreds of thousands of dollars in revenue for the Company. The placement of ROCK'N Vodka in over 1650 locations and in major retailers gets the product to consumers and adds to the verifiability and recognizability of the Company.

The Company's relationship with Hard Rock has led to product placement in multiple Hard Rock Casinos across the United States, thousands of bottles in sales, and collaborations resulting in the association of ROCK'N Vodka with the well-established brand. Being featured by the Hard Rock Casinos in Illinois, Iowa, and Oklahoma regularly produces thousands of impressions for ROCK'N Vodka and creates a repeating customer that purchases larger quantities of product at a time. ROCK'N Vodka has also partnered with Rock & Brews, a national restaurant chain, which now features "The California Man" cocktail at all locations, one of the chain's top selling beverages. The company is constantly searching for more partnerships to develop, such as a nationwide partnership progressing with Rock n' Roll Sushi, a vast chain of restaurants with locations spanning the continental United States.

Distribution to various markets is achieved by the partnerships held with Breakthru Beverage in Illinois (the largest distributor in the state), Green Light in Florida (new distributor with the backing of a major investment group and an experienced team), Ben E. Keith Beverages in Texas (the largest Anheuser-Busch distributor in the state), Amroth in California (a technology-focused distributor that handles other Rock n' Roll celebrity spirits such as KISS Cold Gin, Slipknot Whiskey, and Def Leppard Spirits), Savannah Distributing in Georgia (the state's most prominent distributor), Capitol-Husting in Wisconsin (one of the top distributors in the state with affiliated distribution to cover the whole state), LDF Companies in Tulsa, Oklahoma and Capital in Oklahoma City (sister companies that distribute to all areas in their respective markets), Atlantis Bevco in Nevada and Arizona, Brescome Barton in Connecticut (the state's leading distributor), Great Lakes Wine and Spirits in Michigan (the largest distributor in the state), and MJ Liquor in British Columbia and Alberta, Canada. These partnerships allow for the distribution of products in the respective markets, and is necessary for product placements in retail locations. In Iowa, a distributor partner is not needed to sell alcoholic beverages and thus the company is able to sell ROCK'N Vodka through the government in the state. ROCK'N Vodka's partnership with CraftShack allows the product to be sold online and shipped to most states in America. A new partnership with Bevstack has just developed to increase both a retail and e-commerce presence. This makes ROCK'N Vodka more accessible to consumers around the nation, even in states where the product is not directly distributed in retail locations. The online sale of the product is hosted on ROCK'N Vodka's website, thus allowing the company to gather further intellectual property with the use of pixel tracking. Nationwide shipping is increasing the sales of ROCK'N Vodkat as it is available and convenient to more consumers. Sales and revenue were increasing from year to year: $113,502 in 2020, $179,928 in 2021, and $333,207.91 in 2022. Expanding distribution, partnerships, positive brand recognition, and progressive marketing are contributing to the growth of revenue.

2) Brand Recognition Growth

The Company has participated in numerous marketing campaigns. One campaign featured ROCK'N Vodka on every Arachnid

Dartboard in the United States. The Company branded the #99 car in the NASCAR XFINITY Race at Daytona, and the same decorated #99 car became available for play in NASCAR Heat 5 on PlayStation, Xbox, and PC. ROCK'N Vodka was also featured in Bellator MMA with Light-Heavyweight champion contender Corey Anderson. These campaigns generate impressions with different audience demographics. Through these campaigns, dartboard players, NASCAR fans, Bellator MMA fans, players of PlayStation, Xbox, and PC games, and more around the world have been reached. Other celebrities such as Kellindo, Eddie Trunk, and Michael Symon have advocated for the brand on their personal, verified social media pages. This has resulted in ROCK'N Vodka gaining international exposure to millions of people across the world.

ROCK'N Vodka has engaged in various occasions for publicity. The brand was showcased at The Sema Show, the nation's largest automotive show, with original ROCK'N designs on the brand's tin tackers from popular artists across the United States, has participated in trade shows such with the ILBA, TPSA, Mexcor, and Rocky Mountain Wine and Food Festival to obtain product placement in numerous retailers in varying states and provinces, and became the exclusive vodka at festivals such as the Field of Dreamz Country Classic Musical Festival to grow the brand awareness with end-consumers. The company will continue to partake in similar events in markets where the brand has retail distribution as it encourages stores, bars, restaurants, and venues to order ROCK'N Vodka and stimulate shoppers to purchase the product from them.

3) IP Ownership & Other Assets

ROCK'N Vodka has various intellectual properties and assets, including a trademark of the brand, the development of a unique sugar cane vodka recipe, a discernible product appearance, related digital and physical assets, point of sale items, data cache tracking and application, and various licenses, insurances, and registrations. The ownership of these intellectual properties, such as the trademark for the brand in both the United States of America and Canada, protects the Company's use of its assets and protects against infringement and reputation damage from another company. The data management propels cost-effective advertising and growth in sales. The licenses, insurances, and registrations allow for the distribution and protection of the Company and its products in various markets.

In January 2025, ROCK'N Vodka entered into a joint venture with Kennay Farms Distilling out of Rochelle, Illinois. ROCK'N Vodka helps sell the Kennay Farms Distilling brands, develops and maintains new revenue streams for the distillery, and produces additional brands from the manufacturing facility, including Bella Rio Bourbon, a new, upcoming bourbon brand owned by Bella Rio Consulting, Inc. ROCK'N Vodka and Kennay Farms Distilling split profits from all related revenue streams. Other spirits produced at Kennay Farms Distilling include bourbon, whiskey, gin, agave, and vodka. The joint venture regularly sells "barrel picks," where a retail account purchases an entire barrel of bourbon, to be bottled, for their store. A newly developed revenue stream includes the "Barrel of Time" program, which allows end-consumers to purchase a new or existing barrel of bourbon, which they can then allow to age for as long as they would like and bottle when desired.

The blind taste tests conducted to formulate the recipe of ROCK'N Vodka have shown that a 100% non-GMO sugarcane vodka is preferable to vodkas of other origins. These results are still observable when the product is sampled to new consumers during product demos, known as tastings, at various retailers in different markets. Artist Shannon MacDonald, who has been dubbed "The World's Greatest Beatles Artist" by the Lord Mayor of Liverpool and the city of Liverpool, created the brand's iconic image of Rick Nielsen holding a bottle of ROCK'N Vodka. Shannon MacDonald, who was a connection from Rick Nielsen of Cheap Trick, now regularly creates artwork for the brand and helps promote the product. Most recently the artwork for the brand's collaboration with Zing Zang, the nation's leading Bloody Mary mix, in which ROCK'N and Zing Zang partnered on e-commerce bundles to make ROCK'N the choice of vodka for the mix. Shannon has also created an official color for ROCK'N Vodka, known as "ROCK'N VODKA RED," and is registering the paint with PPG Envirobase, the largest coatings company in the world by revenue. It's a special paint with a red and gold pearl shimmer that has shifting hues which change colors as you walk around it, and is environmentally friendly.

The title of "multi-award-winning" was acquired by receiving the double gold award in the New York International Spirits Competition, double gold for packaging and presentation in the PR%F Awards, double gold for taste in the PR%F awards, silver in the Bartender Spirits Awards, silver in the USA Spirits Ratings, and silver in the San Francisco World Spirits Competition. Of the 1,400+ applicants in the New York International Spirits Competition, ROCK'N Vodka was one of three vodkas to win the double gold award. The judges from the PR%F Awards include the liquor buyers from massive corporations and popular chains, such as Southern Glazers Wine & Spirits, Walmart, Carnival Cruise Lines, Delta Airlines, and more; which means the decision makers for these large companies are familiar with and enjoy ROCK'N Vodka. The ROCK'N team was present at the most recent PR%F Awards event, allowing the brand to make connections with major liquor buyers and establish further sales. Awards from renowned competitions are regarded as proof of quality and good taste, and the association of the awards with ROCK'N Vodka helps promote positive brand recognition and sales of the product.

The partnership with Rush Creek Distilling enables the production and distribution of the product by filtering, bottling, packaging, storing, loading, and shipping the ROCK'N Vodka spirit. Rush Creek has expanded its warehouse by 12,000 square feet and has implemented a new, automated, and modernized bottling system, with a separate bottler for 50mL versions of the product. Without needing to hire more employees or create more shifts, the total production capacity output for ROCK'N Vodka is 72,000 bottles per month. The company has also increased its purchasing of inventory in larger bulk quantities, which has allowed it to fight inflation by reducing production costs and thus reducing its sale price.

The administration team has gained an additional associate and is capable of remotely managing the organization, designing marketing material and merchandise, producing digital video and audio content, effectively marketing content in any territory, meeting with new and existing partners and clients, and selling product and merchandise. ROCK'N Vodka has multiple insurances to cover the company: EPLI, liquor, non-owned auto, directors and officers, intellectual property, and workman's compensation. Every time ROCK'N Vodka opens new markets, the company has to license and insure the product in the state. Premiums may also grow as more markets are opened.

The brand has several physical branded point of sale items throughout each market, including posters, tin tackers, life-size cutouts, wall wraps, window and door clings, bar mats, beverage napkins, bottle openers, shirts, hats, cups, and more. All of these items showcase the brand to both end-consumers and the liquor buyers at retail stores and bars to raise awareness. This marketing complements the digital marketing the brand is executing on Facebook, Instagram, Twitter, YouTube, Google, and other sites. Using Pixel and other collected data, all marketing is targeting the best potential customer of ROCK'N Vodka.

Several news outlets have mentioned and created articles about ROCK'N Vodka, even prominent establishments such as Forbes and Yahoo Finance. These articles serve as evidence that individuals and organizations are attentive to ROCK'N Vodka and are intrigued with learning more about and discussing the brand. This press further improves the SEO development and brand awareness of the Company. Unbiased articles also improve positive brand recognition. Physical billboards, window wraps, door clings, and other points of sale items have been placed throughout the current markets to advertise the brand and the product. These advertisements continue to gain impressions daily and help with the sale of products in retailers, bars, and restaurants. Through product demos, distributor work withs, and international trade shows, the brand has gained numerous product placements and improved consumer sales. These events are held year-round to continue growth development for the Company.

The Market

The global vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1). A key industry trend is that vodka imports into the U.S. have been declining for the past several years which opens the market to domestic companies, especially those with established brand recognition such as ROCK'N Vodka. (2)

Additionally, a majority of the major competitor's vodkas are made from cereal grains such as corn and wheat, or starches such as potatoes, rather than from 100% non-GMO sugar cane. (3). This is a major differentiator from our competitors. On average, 100% sugarcane vodka tends to taste better and is poised to be a new market segment in the upcoming future. (4).

Conclusion

The company's valuation is based on the opinion of management, in consideration of the aforementioned analysis of ROCK'N Vodka's management and technology, brand recognition, current tangible and intangible assets, and market trends.

The Company has set its valuation internally, without the use of a formal third-party evaluation.

Valuation Fully Diluted Disclaimer: The Pre-money valuation has been calculated on a fully diluted basis. The Company has no options, warrants or convertible securities with a right to acquire shares outstanding. In making this calculation, we have assumed all preferred stock is converted to common stock.

Sources

(1)https://www.statista.com/forecasts/1139092/global-spirits-market-value

(2)https://www.statista.com/statistics/466432/us-import-volume-of-vodka/

(3)https://www.statista.com/topics/3741/vodka-industry/#topicHeader wrapper

(4)https://khor.com/faq/what-is-vodka-made-from

Use of Proceeds

If we raise the Target Offering Amount of $10,002.24, we plan to use these proceeds as follows:

Platform Fees of 8.5%

Premium Deferred Fee of 76.5%

Premium Deferred Fees refer to the expenses associated with raising capital through a Reg CF Offering, such as platform fees and account expenses.

Marketing expenses of 15%

If the minimum funding goal is met, 15% of the funds will be used in marketing the company's crowdfunding campaign to increase capital acquisition.

If we raise the over allotment amount of $2,164,676, we plan to use these proceeds as follows:

Platform Fees of 8.5%

Marketing expenses of 15.0%

Fifteen percent of the capital acquired will be used for marketing the brand. The purpose of marketing will be to increase brand recognition, improve sales, and for capital acquisition. Any advertisements and promotions on social media and other media, production and placement of physical displays, incentives for staff and partners, participation in events, and other support will be considered marketing.

Company Employment of 15.0%

Fifteen percent of the proceeds will be used to hire more employees and issue employee salaries.

Inventory of 6.0%

Six percent of the funds will be used to purchase larger quantities of goods. This will lower the cost of goods sold per unit and allow the company to hold more inventory at any given time period for its various products.

Working Capital of 30.0%

Thirty percent of the funds will be held for working capital, which refers to expenses needed to operate the business, such as point of sale material and advertisements for marketing, airfare and accommodations needed when traveling for sales, and other activities and items needed to promote the brand.

Operational expenses of 25.5%

25.5% of the funds will be used to expand and maintain company operations. This may include expenses from offices, vehicles, third party services, and other company assets and activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rocknvodkas.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act;
2. it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

3. it has filed at least four (4) annual reports pursuant to Regulation Crowdfunding;

4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. it liquidates or dissolves its business in accordance with state law.

Updates

Updates regarding the Issuer's progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

Investing Process

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B TO FORM C/A

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bella Rio Consulting, Inc.

[See attached]

BELLA RIO CONSULTING, INC. DBA ROCK'N VODKA

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bella Rio Consulting, Inc. DBA. ROCK'N Vodka
Belvidere, Illinois

Opinion

We have audited the financial statements of Bella Rio Consulting, Inc. DBA. ROCK'N Vodka (the "Company,"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2025
Los Angeles, California

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
BALANCE SHEETS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	24,264	$	170,465
Inventory		157,600		-
Accounts receivable		27,158		-
Total current assets		**209,022**		**170,465**
Property and equipment, net		2,738		3,581
Total assets	$	**211,760**	$	**174,046**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit card		39,740		29,351
Accounts payable		18,360		-
Total current liabilities		**58,100**		**29,351**
Total liabilities	$	**58,100**	$	**29,351**
STOCKHOLDERS' EQUITY				
Common Stock, $0 par, 12,000,000 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2024 and 2023		-		-
Preferred Stock Series A, $0 par, 6,000,000 shares authorized, 6,000,000 shares issued and outstanding as of December 31, 2024 and 2023		-		-
Preferred Stock Series B, $0 par, 2,000,000 shares authorized, 1,307,506 and 1,103,622 shares issued and outstanding as of December 31, 2024 and 2023		-		-
Additional Paid In Capital		2,043,163		1,342,360
Retained earnings/(Accumulated Deficit)		(1,889,503)		(1,197,665)
Total stockholders' equity		**153,660**		**144,695**
Total liabilities and stockholder' equity	$	**211,760**	$	**174,046**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF OPERATIONS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net revenue	$ 500,966	$ 244,575
Cost of goods sold	347,872	166,510
Gross profit	153,094	78,065
Operating expenses		
General and administrative	742,473	829,759
Sales and marketing	105,857	45,902
Total operating expenses	848,330	875,661
Operating income/(loss)	(695,236)	(797,596)
Interest expense	-	-
Other income/(loss)	3,398	2,374
Income/(Loss) before provision for income taxes	(691,838)	(795,222)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	$ (691,838)	$ (795,222)

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Series A Shares	Preferred Stock Series A Amount	Preferred Stock Series B Shares	Preferred Stock Series B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2022	**12,000,000**	**$ -**	**6,000,000**	**$ -**	**364,654**	**$ -**	**$ 794,686**	**$ (402,443)**	**$ 392,243**
Issuance of Preferred Stock, net of offering costs	-	-	-	-	738,968	-	547,674	-	547,674
Net income/(loss)	-	-	-	-	-	-	-	(795,222)	(795,222)
Balance—December 31, 2023	**12,000,000**	**$ -**	**6,000,000**	**$ -**	**1,103,622**	**$ -**	**$ 1,342,360**	**$ (1,197,665)**	**$ 144,695**
Issuance of Preferred Stock, net of offering costs	-	-	-	-	203,974	-	700,803	-	700,803
Prior year adjustment	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	(691,838)	(691,838)
Balance—December 31, 2024	**12,000,000**	**$ -**	**6,000,000**	**$ -**	**1,307,596**	**$ -**	**$ 2,043,163**	**$ (1,889,503)**	**$ 153,660**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

STATEMENTS OF CASH FLOWS

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (691,838)	$ (795,222)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	843	185
Changes in operating assets and liabilities:		
Account receivable	(27,158)	23,191
Inventory	(157,600)	-
Credit card	10,389	29,351
Accounts payable	18,360	-
Other current liabilities	-	(48)
Net cash provided/(used) by operating activities	**(847,004)**	**(742,543)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	-
Net cash used in investing activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contributions	700,803	547,674
Closing of accumulated adjustment account	-	-
Borrowing on shareholder loans	-	-
Net cash provided/(used) by financing activities	**700,803**	**547,674**
Change in cash	(146,201)	(194,869)
Cash—beginning of year	170,465	365,334
Cash—end of year	$ 24,264	$ 170,465

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

1.   NATURE OF OPERATIONS

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was incorporated on June 29, 2015 in the state of Illinois. The financial statements of Bella Rio Consulting Inc. DBA. ROCK'N Vodka (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Belvidere, Illinois.

ROCK'N Vodka is an award-winning, 100% sugarcane vodka with Rock & Roll Hall of Fame legend Rick Nielsen of Cheap Trick as a co-owner. They are partnered with some of the most iconic brands in the world, including Hard Rock, NASCAR, Arachnid, and more. Their products are gluten-free, non-GMO, organic, and made with no sugar added after the distilling process. They are distributed in multiple state-wide territories and provinces including Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. ROCK'N Vodka is sold to restaurants, bars, and retail stores in every distribution area, and is available to be shipped through e-commerce by ReserveBar and Great American Craft Spirits.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of both December 31, 2024 and December 31, 2023 the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its vodka products.

Cost of sales

Costs of goods sold include the cost of goods sold, ingredients, packaging, and supplies.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023 amounted to $105,857 and $45,902, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were available to be issued.

3.   INVENTORY

The inventory consists of the following items:

As of Year Ended December 31,		2024		2023
Finished goods	$	122,638	$	-
Packaging		34,962		-
Total inventory	$	**157,600**	$	-

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable comprise trade payables while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

5.   PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,		2024		2023
Equipment	$	5,199	$	5,199
Property and Equipment, at Cost		**5,199**		**5,199**
Accumulated depreciation		(2,461)		(1,618)
Property and Equipment, Net	$	**2,738**	$	**3,581**

Depreciation expense for property and equipment for years ended December 31, 2024, and 2023 amount to $843 and $185, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares designated as common stock with no par value and with full and exclusive voting rights. As of both December 31, 2024, and December 31, 2023, 12,000,000 common shares have been issued and outstanding.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

Preferred Stock Series A

The Company is authorized to issue 6,000,000 shares designated as preferred series A with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of both December 31, 2024, and December 31, 2023, 6,000,000 preferred shares series A have been issued and outstanding, respectively.

Preferred Stock Series B

The Company is authorized to issue 2,000,000 shares designated as preferred series B with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of December 31, 2024, and December 31, 2023, 1,307,506 and 1,103,622 preferred shares series B have been issued and outstanding, respectively.

7.   RELATED PARTY TRANSACTIONS

The Company leased business premises from the CEO's holding company. The terms of the lease call for monthly payments and the Company recognized $3,600 in expenses in 2024.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(211,011)	$	(242,543)
Valuation Allowance		211,011		242,543
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(576,298)	$	(365,288)
Valuation Allowance		576,298		365,288
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,889,503. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a short-term lease in place.

Rent expenses were in the amount of $3,600 and $0 as of December 31, 2024 and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 30, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The Company has a net loss of $691,838, an accumulated deficit of $1,889,503, an operating cash flow loss of $847,004 and liquid assets in cash of $24,464. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

SUBSCRIPTION AGREEMENT
BELLA RIO CONSULTING,
INC. (THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Bella Rio Consulting, Inc.

      400 Riverside Rd

      Belvidere, IL 61008

Ladies and Gentlemen:

1. <u>Subscription</u>.

   (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Preferred Series B Shares (the "Securities"), of Bella Rio Consulting, Inc, an Illinois corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Second Amended and Restated Certificate of Incorporation, included as an exhibit to the Offering Statement

   (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

   (c) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

   (d) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

   (e) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

   (f) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(g) There is a transaction fee equal to 3.5% per investment on each transaction ("Investor Fee"). The aggregate value of the Securities to be sold by the Company shall not exceed $2,164,676 (including Investor Fees). The Company may accept subscriptions until August 22, 2026 (the "Termination Date"). Providing that subscriptions for $10,002.24 are received (the "Minimum Offering") (including Investor Fees), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 6 hereof, which shall remain in force and effect.

(h) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Illinois. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the balance sheets of the Company as at December 31, 2023 and 2022 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Audited Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited the Audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risk<u>s</u> that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial <u>a</u>ffairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>V</u>aluation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Proxy.

(a) The Subscriber hereby appoints the Chief Executive Officer of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the earlier of the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement. The President is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the President, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and
(c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Illinois.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE   OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND   NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS   RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH   OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND   BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT,

TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: Bella Rio Consulting, Inc.
                                 400 Riverside Rd,
                                 Belvidere, IL 61008

                                 Email: contact@rocknvodkas.com

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other   jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

 (i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Bella Rio Consulting, Inc. D.B.A. ROCK'N Vodka

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series B Non-Voting Preferred Stock of Bella Rio Consulting, Inc. D.B.A. ROCK'N Vodka by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Series B Non-Voting Preferred Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**

If the Subscriber is individual:

If the Subscriber is not an individual:

By:
(Authorized Signature)

☐ Individual

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Joint Tenant

☐ Tenants in Common

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

(Telephone Number)

EIN of account:

(Offline Investor)
(E-Mail Address)

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Bella Rio Consulting, Inc.
D.B.A. ROCK'N Vodka

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                            By: _____

                                                 (Signature)

                                            Name: _____

                                            (If signing on behalf of entity)

                                            Title: _____

                                            (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

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Appendix 1 - Subscriber Information

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1. One Current control person of the Organization:

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Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Bella Rio Consulting, Inc. D.B.A. ROCK'N Vodka's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Bella Rio Consulting, Inc. D.B.A. ROCK'N Vodka's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

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Date of Signature:

A Growing Spirits Company With Proven Distribution and Expanding Production Capacity



Rick Nielsen
Brand Owner | Rock & Roll Hall of Famer

Price per Share: $4.00

Minimum Investment: 25 Shares
Minimum investment consists of an 25 share purchase, plus a 3.5% Investor Processing Fee.

Total Raised: $2.5+ Million
This Figure Is From Our Previous Capital Raises, Not Including Current Live Reg CF Offering

Multi-State Retail & On-Premise Distribution

Joint Venture Distillery Operations

Repeat Orders from Customers

Total Raised in Current Round — **$167,264**

Operating across multiple brands, expanding production through joint venture facilities, and building long-term scale through disciplined growth.

Start Investment >

Get Updates >

Offering Circular | *SEC Filings* | *Investor Education*

ROCK'N Vodka is building a multi-brand spirits platform focused on disciplined growth, expanding distribution, and increased production capacity through strategic partnerships. The company operates with an execution-first approach, emphasizing repeat orders, operational scalability, and long-term brand value rather than short-term hype.

WHY INVEST

Proven Traction
- Multi-state retail and on-premise distribution
- Repeat reorders from distributors and accounts
- Established presence across multiple markets

Production & Supply Control
- Joint venture distillery operations providing expanded capacity
- Improved control over production timelines and costs
- Ability to support multiple brands under one operating structure

Multi-Brand Strategy
- ROCK'N Vodka is our flagship brand
- Bella Rio Bourbon, launched in Nov 2025, is demonstrating early growth
- Portfolio approach with Kennay Farms reduces single-brand risk and lends to increased revenue

Experienced Leadership
- Operator-led management team
- Track record across spirits, manufacturing, and sales execution
- Strategic involvement from leaders with prior operating and exit experience

Capital Use
- Prior capital deployed toward production, distribution, and infrastructure
- Current offering focused on scaling operations and brand footprint
- Emphasis on sustainable growth over rapid burn

Past Performance is Not Indicative of Future Results

TRACTION

Measured by distribution growth, repeat reorders, and operational expansion.

Updated 02/10/26 - Past Performance is Not Indicative of Future Results


Contact Us

2,500+
Accounts Sold in North America

7
Product SKUs Between 3 Brands

100,000+
Units Sold



Canada
United States
Mexico
Cuba
Guatemala
Nicaragua
Costa Rica
Puerto Rico

Multi-state retail and on-premise distribution with repeat reorders from distributors and accounts
View Interactive Map Here



Joint venture distillery supporting expanded production capacity with inventory already aging



BELLA RIO
BELLA RIO

Bella Rio Bourbon demonstrating early market traction alongside continued sales across the portfolio

Available through major national and regional retailers, including Walmart, Total Wine, and many other multi-state accounts.











Click On a Product to Learn More About It















ROCK'N
VODKA
BELLA RIO
BOURBON WHISKEY

Production & Scale

Production Capacity and Supply Access are Central to Scaling a Multi-Brand Spirits Business







Joint Venture Distillery Operations

Through a joint venture with Kennay Farms Distilling, ROCK'N Vodka has operational access and profit participation in a $15 million production facility designed to support long-term, scalable spirits manufacturing. The joint venture structure provides production capacity, operational flexibility, and shared economics without the capital burden of owning and operating a facility outright. The joint venture provides profit from all of the distillery's various revenue streams, not just the brand spirits owned by ROCK'N Vodka.

The distillery was purpose-built with future growth in mind and constructed within a restored historic theater in Rochelle, Illinois. The production floor was designed to accommodate expanded throughput as brand demand increases, supporting both current operations and planned portfolio growth.

  

Production Capacity & Aging Inventory

The facility is capable of producing approximately 6–8 barrels of bourbon per day, allowing the company to plan inventory years in advance. When aged to five years, this level of daily production equates to roughly 1,600 bottles of cask-strength bourbon coming out of aging per day, providing long-term supply visibility.



Why Invest   Traction   Production & Scale   Team   Perks   More   **Start Investment**

FAQ   *Discussion Board*

- Bourbon continues to show strong consumer demand relative to other spirits categories
- Unlike vodka or other spirits, bourbon requires multi-year aging, limiting rapid supply expansion
- Aging requirements create natural barriers to entry and reward long-term inventory planning
- Producers with aging inventory and production access are structurally advantaged in a market where bourbon is the most sought-after spirit

Operational Efficiency & Ancillary Revenue

The facility also includes a fully bar built into the mezzanine of the restored theater, offering a controlled, on-site consumer experience. In addition to supporting brand engagement, the bar provides a high-margin ancillary revenue stream that complements core production operations.

Sustainability considerations were incorporated into the build, including solar panels installed across the rickhouse roof to help reduce operating costs and carbon impact over time. Production capacity, aging timelines, and revenue opportunities are subject to operational execution and market conditions.

An operator-led team with experience building, scaling, and successfully exiting businesses across multiple industries.

TEAM



Isabelle Roiniotis
President



Andy Roiniotis
Vice President



Rick Nielsen
Strategic Operator



Jandell Manguerra
Executive Administrator



O.D. Patton III
National Sales Manager



Bobby Spentzos
Southeast Regional Manager



Ilija Timotijevic
Administrative Associate



Shannon MacDonald
Resident Artist

Investor Recognition Perks

As a thank-you to investors who choose to participate during this phase of the offering, the company is providing the following bonus perk incentives. When you invest, you purchase shares of ROCK'N Vodka and earn bonus perks based on your investment total.

View Bonus Perks Here >



All Bonus Perks Will be Shipped At The Close of This Investment Opportunity

---

Price per Share: $4.00

Minimum Investment: 25 Shares
Minimum investment consists of an 25 share purchase, plus a 3.5% Investor Processing Fee.

Total Raised: $2.5+ Million
This Figure Is From Our Previous Capital Raises, Not Including Current Live Reg CF Offering

Multi-State Retail & On-Premise Distribution

Joint Venture Distillery Operations

Repeat Orders from Customers

Start Your Investment

Stay Updated About Breaking News and Brand Developments!

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Recent Company Progress & Breaking News

Read Recent Articles Here

FEATURED

OUR STORY



ROCK'N Vodka's founding team brings together decades of experience in entrepreneurship, branding, and the hospitality industry. This group of pioneers, recognized as influential figures within the service industry, has adeptly opened, managed, and profitably sold numerous businesses. Their keen understanding of effective marketing for spirit brands is deeply rooted in their history of bar and restaurant ownership. Co-owner Rick Nielsen, a celebrated Rock & Roll Hall of Famer, leverages his vast network and massive global fanbase to create unique networking opportunities, boosting the brand's visibility and reach.

Andy, one of the founding members, has an extensive background in the hospitality industry, shaped by his family's businesses in Waukegan, Illinois, and a profound work ethic instilled by his parents. His journey took him from managing a family restaurant to creating a show in Hollywood, where he honed his business and negotiation skills, and eventually moved back to Illinois to expand his entrepreneurial ventures.

In 2019, ROCK'N Vodka was born and sold on shelves for the first time, transforming a vision into a multi-award-winning reality. The brand has gained significant traction through celebrity endorsements and strategic partnerships, including Rick Nielsen's influence, which has significantly propelled the brand's popularity through social media engagements and high-profile promotional events.

FEATURED

The Spirit That Thinks Outside the Box

We make a fun and unique vodka that grabs the attention of consumers by using 100% non-GMO and gluten free sugar cane. Founders Andy and Isabelle tried different mixtures of vodka to come up with a unique product. After tasting a 50/50 mix of wheat and sugarcane, Isabelle wanted to try sugarcane on its own, and after hosting blind taste tests between ROCK'N Vodka and other vodkas at their restaurants, where the recipe of a 100% sugarcane vodka won time and time again, ROCK'N Vodka was born!

Watch the full story behind its recipe below:


Andy and Isabelle on Why They Chose Sugarcane



TIMELINE

April 9, 2019

Founders meet with local distillery and discuss producing their own vodka

September 1, 2019

Andy, running businesses in Rockford at the time, received an email about the ... Read more

October 30, 2019

The name "ROCK'N Vodka" was finally created

December 11, 2019

ROCK'N Vodka is bottled for the first time in history

February 2, 2020

Rick Nielsen is publicly announced as a partner during the 2020 Superbowl weekend

July, 2021

Jandell Manguerra, the first, full-time employee is hired

July, 2021

O.D. Patton III is hired as the brand's first, full-time sales rep - now the National Sales Manager

May, 2022

ROCK'N Vodka launches its first public investment opportunity

May, 2023

The ROCK'N Vodka Red bottle was created, with only 70 total units to ever be produced

May, 2025

Bella Rio Bourbon was born, with the label created by Shannon and the first barrel picked by investors

April 25, 2019

Andy and Isabelle sample vodka mixtures and decide on 100% sugarcane

September 25, 2019

The logo design began and the style of bottle was chosen

November 27, 2019

ROCK'N Vodka received federal TTB approval and the trademark was submitted

December 13, 2019

ROCK'N Vodka sells on shelves for the first time

February, 2021

ROCK'N Vodka is expands outside of Illinois, starting in California

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

January, 2023

Ilija Timotijevic is hired as an office administrator to assist in the brand's increasing workload

August, 2023

Haralambros Spentzos is hired as a sales rep - now the Southeast Regional Manager

Rick Nielsen Events

Rick Nielsen bottle signing events are officially fully booked out until 2026 due to high demand! Retailers across the country have shown great interest in hosting Rick Nielsen ROCK'N Vodka bottle signings, knowing that we can attract hundreds of customers and boost sales in just a three hour event. The marketing efforts for these events have been so successful that many stores are clamoring to participate.

However, with Rick's schedule filled with Cheap Trick tour dates and other ROCK'N events, we're no longer accepting additional bookings for 2025, and all new requests are being pushed back to 2026.

You can view all of our previous bottle signing event videos and photo albums in the links below:

Whiskey Warehouse Session with...	Rick's Pick Bottling Party	Rush Creek Bottle Signing
Featuring a Dinner with Rick Nielsen		Rick Nielsen Bottle Signing

Bella Rio Bourbon - Kennay Farms...	Total Wine - Port St. Lucie, FL	Total Wine - Alpharetta, GA
Rick Nielsen Bottle Signing	Rick Nielsen Bottle Signing	Rick Nielsen Bottle Signing

Total Wine - Appleton, WI	Total Wine - Brookfield, WI	Liquorama - Upland, CA
Rick Nielsen Bottle Signing	Rick Nielsen Bottle Signing	Rick Nielsen Bottle Signing

Show More

Rick's ROCK'N Rewind Video

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Sources:

1. https://www.ohbev.com/blog/whiskey-market-forecasts-and-trends

2. https://woodencork.com/blogs/uncorked/bourbon-industry-trends-2025-growth-consumer-insights-brand-leaders?srsltid=AfmBOoq2gxRf7g2DpjoCO2wKyvIBFr5JuXF80WGq5Zn6qevnj5298rZv

3. https://www.thebourbonflight.com/bourbon-in-2025-a-storied-industry-at-a-crossroads

4. https://www.thespiritsbusiness.com/2024/02/top-five-spirits-categories-by-volume-in-us/#:~:text=Vodka,selling%20spirits%20category%20by%20volume.

5. https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/vodka/worldwide

6. https://www.forbes.com/sites/joemicallef/2021/05/18/the-new-york-international-spirits-competition-announces-2021-medalists/?sh=18652f4f3918
7. https://usaspiritsratings.com/en/competition-certificates/2022/silver-medal/2032/
8. https://bartenderspiritsawards.com/en/competition-certificates/2022/silver-medal/1945/
9. https://proofawards.com/2023-results/

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